(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER

CUSIP NUMBER

For Period Ended: March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SATELLITE SECURITY CORP
Full Name of Registrant

CELTRON INTERNATIONAL INC.
Former Name if Applicable

P.O. BOX 880263
Address of Principal Executive Office (Street and Number)

SAN DIEGO, CALIFORNIA 92168-0263
City, State and Zip Code

PART II —RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The report could not be filed within the prescribed time period because the Registrant, which has effectively ceased operations, has limited resources with which to prepare and file the report. As described in the Current Report on Form 8-K filed by the Registrant with the Commission on March 9, 2007 and as further discussed in the Annual Report on Form 10-KSB, the Registrant’s operating subsidiary, Satellite Security Systems Inc., lacked sufficient working capital to continue to fund its operations in the ordinary course of business. The operating subsidiary was the Registrant’s only source of revenue. The termination of operations results in additional disclosure and the termination of employees has slowed the Registrant’s processing of information. The reasons causing the inability to file timely could not be eliminated by the Registrant without unreasonable effort or expense. The Registrant is currently preparing the report and expects to file it no later than the 5th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Zirk Engelbrecht	(619)	977-1515
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted above, the Registrant has effectively ceased operations. As previously reported by the Registrant, the Registrant’s operating subsidiary, Satellite Security Systems Inc., which was the Registrant’s only source of revenue, lacked sufficient working capital to continue to fund its operations in the ordinary course of business and has released all of its employees.

SATELLITE SECURITY CORP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2007	By	/s/ Zirk Engelbrecht
Zirk Engelbrecht, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).